SUBJECT TO COMPLETION
             PRELIMINARY PRICING SUPPLEMENT DATED AUGUST 5, 2002
PRICING SUPPLEMENT
------------------
(To Prospectus Supplement dated July 17, 1998 and Prospectus dated June 29,
1998)
                                 $
                                    TXU CORP.
                         SERIES E SENIOR NOTES DUE 2004

------------------------------------------------------------------------------

      This is a remarketing of TXU Corp. Series E Senior Notes originally issued in 1998. The Series E Notes will mature on August 16, 2004. Interest on the Series E Notes is payable quarterly on February 16, May 16, August 16, and November 16 of each year. The interest rate on the Series E Notes will be reset on August 13, 2002 to the reset rate, which, as a result of TXU Corp.'s exercise of its right to limit the reset spread, will be equal to 200 basis points, or 2.0%, over the yield, as determined on August 13, 2002, on the two-year benchmark treasury maturing July 31, 2004 (CUSIP 912828AG5). Interest on the Series E Notes will accrue at the reset rate from August 16, 2002. The first interest payment on the remarketed Series E Notes will be on November 16, 2002.

      The Series E Notes are redeemable at the option of TXU Corp. on not less than 30 days' or more than 60 days' prior written notice, in whole but not in part, upon the occurrence and continuation of a Tax Event under the circumstances and at the redemption price described in this pricing supplement. See DESCRIPTION OF THE REMARKETED SERIES E NOTES -- "Redemption" in this pricing supplement.

                                                    Per Series E       Total
                                                        Note
                                                    --------------   ----------
Price to the Public............................               %      $
Maximum Placement Fee to Remarketing Agent.....               %      $

      The Series E Notes are being remarketed through Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch), as remarketing agent, pursuant to a remarketing agreement and a supplemental remarketing agreement with TXU Corp. The proceeds from this remarketing will be used as follows:

o    an amount equal to 100% of the principal amount of the remarketed Series E
     Notes currently held as components of Income PRIDES (approximately $      )
     will be remitted to TXU Corp. by the remarketing agent to satisfy in full the obligation of holders of those Income PRIDES to purchase common stock of TXU Corp. An amount equal to any excess proceeds from the sale of those Series E Notes will be remitted to those holders by the remarketing agent, after deducting a placement fee of up to .25% of the principal amount of those Series E Notes; and

o an amount equal to 100% of the principal amount of separate Series E Notes (approximately $ ) will be remitted, by the remarketing agent, to the original holders, who are voluntarily participating in this remarketing. Any excess proceeds from the sale of those separate Series E Notes also will be remitted to those holders by the remarketing agent, after deducting a placement fee of up to .25% of the principal amount of those Series E Notes.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS ARE TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Series E Notes are expected to be delivered through the book-entry facilities of The Depository Trust Company on or about August 16, 2002.

                                REMARKETING AGENT
                               Merrill Lynch & Co.

           The date of this pricing supplement is August __ , 2002.


                                  RED HERRING:

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

                               PRICING SUPPLEMENT

About This Pricing Supplement..............................................P-3
Where You Can Find More Information........................................P-3
Summary Information........................................................P-4
Selected Consolidated Financial Data of TXU Corp. and Subsidiaries.........P-6
TXU Corp. and Its Subsidiaries.............................................P-8
Use of Proceeds...........................................................P-10
Description of the Remarketed Series E Notes..............................P-10
Plan of Distribution......................................................P-20
Experts...................................................................P-21
Legality..................................................................P-21

                              PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary..............................................S-7
Explanatory Diagrams......................................................S-19
Risk Factors..............................................................S-24
Selected Financial Data...................................................S-28
Price Range of Common Stock and Dividends.................................S-29
Use of Proceeds...........................................................S-29
Accounting Treatment......................................................S-30
Description of the FELINE PRIDES..........................................S-31
Description of the Purchase Contracts.....................................S-35
Certain Provisions of the Purchase Contract Agreement and the Pledge
   Agreement .............................................................S-46
Description of the Senior Notes...........................................S-51
Certain Federal Income Tax Consequences...................................S-58
ERISA Considerations......................................................S-65
Underwriting..............................................................S-66
Legal Opinions............................................................S-68
Experts...................................................................S-68
Index of Principal Terms for Prospectus Supplement........................S-69

                                   PROSPECTUS

Available Information........................................................2
Documents Incorporated by Reference..........................................2
The Company..................................................................3
Use of Proceeds..............................................................4
Consolidated Ratio of Earnings to Fixed Charges..............................4
Description of Debt Securities...............................................5
Description of Capital Stock................................................14
Description of Stock Purchase Contracts and Stock Purchase Units............15
Plan of Distribution........................................................15
Experts and Legality........................................................17

                          ABOUT THIS PRICING SUPPLEMENT

     YOU SHOULD READ THIS PRICING SUPPLEMENT ALONG WITH THE PROSPECTUS SUPPLEMENT AND PROSPECTUS THAT FOLLOW. THE DESCRIPTION OF THE REMARKETED
SERIES E NOTES CONTAINED IN THIS PRICING SUPPLEMENT REPLACES IN ITS ENTIRETY THE DESCRIPTION OF THE SENIOR NOTES IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND DESCRIPTION OF DEBT SECURITIES IN THE ACCOMPANYING PROSPECTUS. THE INFORMATION CONTAINED IN THIS PRICING SUPPLEMENT SUPERSEDES ANY INCONSISTENT INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT OR PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRICING SUPPLEMENT AND, EXCEPT AS STATED ABOVE, IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. TXU CORP. AND THE REMARKETING AGENT HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. TXU CORP. AND THE REMARKETING AGENT ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PRICING SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PRICING SUPPLEMENT. THE BUSINESS PROFILE, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS OF TXU CORP. MAY HAVE CHANGED SINCE THAT DATE.


                       WHERE YOU CAN FIND MORE INFORMATION

      TXU Corp., a Texas corporation which changed its name from Texas Utilities Company on May 15, 2000, was formed in 1997 as a holding company. TXU Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC under File No. 1-12833. These SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any of these SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this pricing supplement and the accompanying prospectus supplement and prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under
Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities described in this pricing supplement are sold.

     o TXU Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001.

     o TXU Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     o TXU Corp.'s Current Reports on Form 8-K filed with the SEC on January 16, 2002 and July 15, 2002.

     You may request a copy of these filings at no cost, by writing or contacting TXU Corp. at the following address: Secretary, TXU Corp., Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201; telephone number (214) 812-4600.

     Copies of the indenture and the officer's certificate which establish the terms of the Series E Notes will be available at the offices of the paying agent for the Series E Notes.

                               SUMMARY INFORMATION

      The following summary information is qualified in its entirety by the information contained elsewhere in this pricing supplement and in the documents incorporated by reference herein.

                                    TXU CORP.

      TXU Corp. is a holding company engaged through various subsidiary companies primarily in providing energy and other related services, both domestically and internationally.

                                 THE REMARKETING
ISSUER................  TXU Corp.

SECURITIES............  $      aggregate principal amount of Series E Senior
                        Notes due 2004. The exact aggregate principal amount of Series E Notes to be remarketed pursuant to this pricing supplement will not be known by TXU Corp. or the remarketing agent until the business day after August 9, 2002 (the date by which holders of separate Series E
                        Notes or Income PRIDES must elect or be deemed to have elected, as the case may be, whether to participate in this remarketing), but in any case will not exceed
                        $350,000,000.

MATURITY..............  The Series E Notes will mature on August 16, 2004.

INTEREST RATE.........  The Series E Notes will bear interest at a reset rate established on August 13, 2002. The reset rate will, as a result of TXU Corp.'s exercise of its right to limit the reset spread, be equal to 200 basis points, or 2.0% (reset spread), over the yield, as determined on August 13, 2002, on the two-year benchmark treasury maturing July 31, 2004 (CUSIP 912828AG5). If the market value of the Series E Notes on August 13, 2002, bearing interest at the reset rate, is less than 100% of that principal amount, the remarketing will fail. See DESCRIPTION OF THE REMARKETED SERIES E NOTES -- "Interest" in this pricing supplement.

INTEREST PAYMENT
DATES.................  February 16, May 16, August 16 and November 16 of each year, commencing November 16, 2002.

REDEMPTION............  The  Series E Notes are  redeemable  at the option of TXU Corp. on not less than 30 days' or more than 60 days' prior written notice, in whole but not in part, upon the occurrence and continuation of a Tax Event under the circumstances and at the redemption price described under DESCRIPTION OF THE REMARKETED SERIES E NOTES-- "Redemption" in this pricing supplement.

USE OF PROCEEDS.......  An amount equal to 100% of the principal amount of the remarketed Series E Notes currently held as components of Income PRIDES will be remitted to TXU Corp. by the remarketing agent to satisfy in full the obligation of holders of those Income PRIDES to purchase common stock of TXU Corp. An amount equal to any excess proceeds from the sale of those Series E Notes will be remitted to such holders by the remarketing agent, after deducting a placement fee of up to .25% of the principal amount of those Series E Notes.

                        An amount equal to 100% of the principal amount of separate Series E Notes which currently are not components of Income PRIDES will be remitted, by the remarketing agent, to the original holders who are voluntarily participating in this remarketing. Any excess proceeds from the sale of those separate Series E Notes also will be remitted to those holders by the remarketing agent, after deducting a placement fee of up to .25% of the principal amount of those Series E Notes. See USE OF PROCEEDS in this pricing supplement.

RANKING...............  The  Series E Notes  issued  under  the  indenture will rank equally with all of TXU Corp.'s other senior unsecured debt. The indenture does not limit the amount of debt TXU Corp. or any of its subsidiaries may incur. Because TXU Corp. is a holding company that conducts all of its operations through subsidiaries, holders of Series E Notes will generally have a position junior to the claims of creditors and preferred stockholders of the subsidiaries of TXU Corp. See DESCRIPTION OF THE REMARKETED SERIES E NOTES in this pricing supplement.

SAME DAY SETTLEMENT...  Beneficial interests in the Series E Notes will trade in
                        DTC's Same-Day Funds Settlement System until maturity. Therefore, secondary market trading activity in those interests will be settled in immediately available funds.

LIMITATION ON LIENS...  TXU  Corp.  may not  grant  a lien on the  capital stock of any of its subsidiaries to secure indebtedness of TXU Corp. without similarly securing the Series E Notes, with certain exceptions. See DESCRIPTION OF THE REMARKETED
                        SERIES E NOTES-- "Limitation on Liens" in this pricing supplement.

TRUSTEE, REGISTRAR AND
PAYING AGENT..........  The Bank of New York.

      SELECTED CONSOLIDATED FINANCIAL DATA OF TXU CORP. AND SUBSIDIARIES

      The following material, which is presented in this pricing supplement solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the more detailed information appearing elsewhere in this pricing supplement, and the documents incorporated by reference in this pricing supplement. In the opinion of TXU Corp., all adjustments (constituting only normal recurring accruals) necessary for a fair statement of this income statement data for the three months ended March 31, 2002 and 2001 have been made.


                              INCOME STATEMENT DATA

                          (IN MILLIONS, EXCEPT RATIOS)


                                                                           THREE MONTHS ENDED
                          TWELVE MONTHS ENDED DECEMBER 31,                     MARCH 31,
                          --------------------------------                 ------------------
                        1997     1998      1999      2000      2001        2001       2002
                        ----     ----      ----      ----      ----        ----       ----
                                                                               (UNAUDITED)

Income statement
data (a)(b):
  Operating Revenues    $7,946   $14,736   $17,118   $22,009   $27,927     $8,375     $8,097
  Net Income.......     $  660   $   740   $   985   $   916   $   677      $ 201      $ 255
  Ratio of Earnings to
    Fixed Charges (c)     2.14      1.84      1.87      1.74      1.49       1.67       2.16

----------------

(a) The income statement data for the three month periods ended March 31, 2002 and March 31, 2001 is not necessarily indicative of the results that may be expected for an entire year.

(b) Operating revenues, net income and the ratio of earnings to fixed charges were $15,302 million, $456 million, and 2.00, respectively, for the six months ended June 30, 2002, and $14,502 million, $408 million, and 1.70, respectively, for the six months ended June 30, 2001. This data is not necessarily indicative of the results that may be expected for an entire year.

(c) Calculated by dividing the sum of pretax income before extraordinary charges and fixed charges (interest expense, distributions on preferred securities and the estimated interest component of rental expense) by fixed charges.

          CONSOLIDATED CAPITALIZATION OF TXU CORP. AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT PERCENTAGES)


                                                                                 Adjusted
                                                   OUTSTANDING             ---------------------
                                                AT MARCH 31, 2002          AMOUNT        PERCENT
                                                -----------------          ------        -------
                                                   (Unaudited)
  Long-term Debt,
    less amounts due currently..................   $14,526                 $                   %
  Mandatorily Redeemable Preferred Securities
    of Subsidiary Trusts, each Holding Junior
    Subordinated Debentures of the Obligated
    Company(a):
        TXU Corp. obligated.....................       368
        Subsidiary obligated....................       147
  Preferred Securities of Subsidiary Perpetual
    Trust of TXU Europe Limited.................       150
  Preferred Stock of Subsidiaries:
      Subject to mandatory redemption...........        21
      Not subject to mandatory redemption.......       190
                                                   -------                 ----------
      Total Preferred Stock of Subsidiaries.....       211
  Shareholders' Equity..........................     8,031
                                                   -------                 ----------    -------
    Total Capitalization.......................... $23,433                 $
                                                   =======                 ==========    =======

  Short-term Debt(b)............................   $ 3,800                 $
                                                   =======                 ==========    =======

------------------

(a) The sole assets of such trusts consist of junior subordinated debentures of the trust's parent, which was either TXU Corp. or TXU Gas, as the case may be, in principal amounts, and having other payment terms, corresponding to the securities issued by such trusts.

(b)  Including long-term debt due currently in the amount of $1.285 billion.

At June 30, 2002, TXU Corp. had an aggregate of $2 billion of commercial paper and short-term indebtedness outstanding. Commercial paper had maturities of up to 87 days and bore interest at rates ranging from 2.05% to 2.40% per annum.

                         TXU CORP. AND ITS SUBSIDIARIES

      TXU Corp. is a global energy services company that engages in

      o     electricity generation,

      o     wholesale energy trading,

      o     retail energy marketing,

      o     energy delivery,

      o     other energy-related services and

      o     through a joint venture, telecommunications services.

      Legislation was passed during the 1999 session of the Texas Legislature that restructures the electric utility industry in Texas (1999 Restructuring Legislation). Among other matters, the 1999 Restructuring Legislation provides that by January 1, 2002, each electric utility was required to separate, or unbundle, its business into the following: power generation operations, a retail electric provider (REP) and a transmission and distribution (T&D) company or separate T&D companies. As a result, TXU Corp. restructured certain of its businesses effective January 1, 2002.

      As required by the 1999 Restructuring Legislation, TXU Corp.'s subsidiary, TXU US Holdings Company (US Holdings), formerly TXU Electric Company, filed its business separation plan with the Public Utility Commission of Texas (Texas
PUC). This business separation plan and the related March 2000 application to the Texas PUC laid the foundation for US Holdings to take part in retail competition in the Texas electricity market as planned on January 1, 2002.

      TXU Corp.'s principal subsidiaries, after restructuring on January 1, 2002, are:

      o US HOLDINGS - a holding company for TXU Energy Company LLC (TXU Energy) and Oncor Electric Delivery Company (Oncor). In order to satisfy its obligations to unbundle its business pursuant to the 1999 Restructuring Legislation and consistent with its amended business separation plan, as approved by the Texas PUC on October 31, 2001, as of January 1, 2002 US Holdings transferred to Oncor its T&D business and to TXU Energy its generation assets and retail customers, which together comprised the integrated electric utility business conducted by US Holdings through December 31, 2001. In addition, as of January 1, 2002, TXU Energy acquired the following businesses from within the TXU Corp. system: the REP of TXU SESCO Company; the energy trading business and the unregulated commercial/industrial retail gas operations of TXU Gas Company (TXU
            Gas); and the energy management services businesses and other affiliates of TXU Corp., including the fuel procurement and coal mining businesses that service the generation operations. Also, the T&D business of TXU SESCO Company was transferred to Oncor. Through its subsidiaries, US Holdings is engaged in the generation of electricity, wholesale energy (electricity and natural gas) marketing and trading and risk management, and retail energy sales and services primarily in the United States (US) and also in parts of Canada, as well as the transmission and distribution of electricity in Texas.

      o TXU GAS - an integrated company engaged in the purchase, transmission, distribution and sale of natural gas in the north-central, eastern and western parts of Texas. Divisions of TXU Gas include TXU Lone Star Pipeline, owner and operator of interconnected natural gas transmission and gathering lines, underground storage reservoirs, compressor stations and related properties, all within Texas, and TXU Gas Distribution, one of the largest gas distribution companies in the US and the largest in Texas.

      o TXU EUROPE LIMITED (TXU Europe) - a holding company for TXU Corp.'s European operations. TXU Europe's operations in the United Kingdom (UK) and other parts of Europe are primarily conducted through subsidiaries of TXU Europe Group Plc. TXU Europe serves approximately 5.7 million electricity and gas customers in the UK and is one of the largest suppliers (retailers) in England and Wales. Subsidiaries of TXU Europe also include TXU Europe Power Limited, a large generator of electricity in the UK; TXU UK Limited, one of the largest retail suppliers of natural gas in the UK; and TXU Europe Energy Trading Limited and other subsidiaries engaged in wholesale energy marketing and trading and risk management in the UK and in the central and Nordic regions of Europe.

      o TXU AUSTRALIA HOLDINGS (PARTNERSHIP) LIMITED PARTNERSHIP (TXU Australia) - a holding company for TXU Corp.'s Australian operations. TXU Australia's principal operating subsidiaries include TXU Electricity Limited, which purchases, distributes and retails electricity in the State of Victoria, Australia; TXU Networks (Gas) Pty. Ltd., which distributes natural gas in Victoria; and TXU Pty. Ltd., which retails natural gas in Victoria. TXU Electricity Limited serves over 533,000 customers in the state of Victoria, including suburban Melbourne, the second-largest city in Australia. TXU Networks (Gas) Pty. Ltd. has over 450,000 supply points. TXU Pty. Ltd. sells natural gas to approximately 427,000 retail customers. TXU Australia also owns the only underground natural gas storage facilities in Victoria and operates the 1,330 megawatt Torrens Island power station in South Australia. TXU Australia also has a portfolio management and energy trading operation that manages its price and volume risks.

      o TXU BUSINESS SERVICES COMPANY (TXU Business Services) - a provider of financial, accounting, information technology, environmental, customer, procurement, personnel and other administrative services, at cost, to TXU Corp. and its other subsidiaries.

      In addition, TXU Corp. owns a 50% interest in Pinnacle One Partners, L.P., a joint venture that owns TXU Communications Ventures Company (TXU Communications). TXU Communications operates an integrated telecommunications platform, including an established incumbent local exchange carrier, as well as an emerging integrated communications provider and fiber optic transport business operating primarily in the Texas market. TXU Communications currently has over 225,000 access lines, including 58,000 competitive lines, and owns and operates a state-of-the-art fiber optic network spanning more than 2,200 route miles (60,000 fiber miles).

      In conjunction with its realignment into the corporate structure summarized above, effective as of January 1, 2002, TXU Corp. also realigned its businesses into the following operating business segments:

      o NORTH AMERICA ENERGY - operations involving the generation of electricity, wholesale energy trading and risk management, and retail energy sales and services in the US and parts of Canada. This segment consists of all operations, other than the transmission and distribution business, of the former US Electric segment and the former US Energy segment.

      o NORTH AMERICA ENERGY DELIVERY - operations involving the transmission and distribution of electricity and the purchase, transmission, distribution and sale of natural gas in Texas. This segment consists of the transmission and distribution operations of the former US Electric segment and the operations of the former US Gas segment.

      o INTERNATIONAL ENERGY - operations involving the generation of electricity, wholesale energy trading and risk management, and retail energy sales and services in Europe and Australia. This segment consists of the operations of the former Europe and Australia segments.

      The foregoing information about the businesses of TXU Corp. and its principal subsidiaries is only a general summary and is not intended to be comprehensive. For additional information, you should refer to the information described under the heading WHERE YOU CAN FIND MORE INFORMATION in the accompanying prospectus.

      The principal executive offices of TXU Corp. are located at Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201, and its telephone number is (214) 812-4600.

                                 USE OF PROCEEDS

      An amount equal to 100% of the principal amount of the remarketed Series E Notes currently held as components of Income PRIDES will be remitted to TXU Corp. by the remarketing agent to satisfy in full the obligation of holders of those Income PRIDES to purchase, on August 16, 2002, common stock of TXU Corp. An amount equal to any excess proceeds from the sale of those Series E Notes will be remitted to such holders by the remarketing agent, after deducting a placement fee of up to .25% of the principal amount of those Series E Notes.

      An amount equal to 100% of the principal amount of separate Series E Notes which currently are not components of Income PRIDES will be remitted, by the remarketing agent, to the original holders, who are voluntarily participating in this remarketing. Any excess proceeds from the sale of those separate Series E Notes will be remitted to those holders by the remarketing agent, after deducting a placement fee of .25% of the principal amount of those Series E Notes.

                 DESCRIPTION OF THE REMARKETED SERIES E NOTES

      The description of the Series E Notes below replaces in its entirety the DESCRIPTION OF THE SENIOR NOTES in the accompanying prospectus supplement and DESCRIPTION OF DEBT SECURITIES in the accompanying prospectus.

      An indenture dated as of July 1, 1998, between TXU Corp. and The Bank of New York, as Trustee, and an officer's certificate establish the terms of the Series E Notes, $350,000,000 aggregate principal amount of which were originally issued and registered under the Securities Act. The indenture permits TXU Corp. to issue an unlimited amount of debt securities (Debt Securities) in any number of series from time to time. The Series E Notes are one series of those Debt Securities.

      The exact aggregate principal amount of Series E Notes to be remarketed pursuant to this pricing supplement will not be known by TXU Corp. or the remarketing agent until the business day after August 9, 2002 (the date by which holders of separate Series E Notes or Income PRIDES must elect or be deemed to have elected, as the case may be, whether to participate in this remarketing), but in any event will not exceed $350,000,000.

      Material provisions of the indenture and the officer's certificate are summarized below. We will make copies of the indenture and officer's certificate available upon request, and you should read the indenture and officer's certificate for provisions that may be important to you. The indenture is qualified under the Trust Indenture Act of 1939. The indenture provides that the trustee will be subject to all the duties and responsibilities specified in the Trust Indenture Act. You should refer to the Trust Indenture Act. Whenever particular provisions or defined terms in the indenture and officer's certificate are referred to under this DESCRIPTION OF THE REMARKETED SERIES E NOTES, those provisions or defined terms are incorporated by reference herein.

      The Series E Notes and other Debt Securities issued under the indenture will rank equally in right of payment with all of TXU Corp.'s other senior unsecured debt. See -- "Limitation on Liens" below.

      Because TXU Corp. is a holding company that conducts all of its operations through subsidiaries, holders of the Series E Notes will generally have a position junior to the claims of creditors and preferred stockholders of the subsidiaries of TXU Corp. Many of these subsidiaries have outstanding indebtedness, and TXU Gas and US Holdings have outstanding shares of preferred stock. The Series E Notes do not limit the amount of indebtedness or preferred stock issuable by TXU Corp.'s subsidiaries.

      Series E Notes will be issued in registered form without coupons in denominations of $25 and integral multiples thereof.

      The Series E Notes will mature on August 16, 2004.

INTEREST

      Interest on the Series E Notes will:

      o be computed on the basis of a 360-day year consisting of twelve 30-day months;

      o be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing November 16, 2002; and

      o     accrue from, and include, August 16, 2002.

      The Series E Notes will bear interest per annum at an interest rate equal to a reset rate to be determined on August 13, 2002 by Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch), acting as Reset Agent. The reset rate will, as a result of TXU Corp.'s exercise of its right to limit the reset spread, be equal to 200 basis points, or 2.0% (reset spread), over the yield on the Two-Year Benchmark Treasury, as determined on August 13, 2002. The reset rate for the Series E Notes will not exceed the maximum permitted by applicable law. If the market value of the Series E Notes on August 13, 2002, bearing interest at the reset rate, is less than 100%, the remarketing will fail. See PLAN OF DISTRIBUTION. Promptly upon determination of the reset rate, the Reset Agent will notify the Trustee of the new interest rate the Series E Notes will bear.

      The "Two-Year Benchmark Treasury" on a particular determination date shall mean direct obligations of the United States (which may be obligations traded on a when-issued basis only) maturing July 31, 2004 (CUSIP 912828AG5). The yield for the Two-Year Benchmark Treasury will be the bid side yield displayed at 10:00 A.M., New York City time, on August 13, 2002 in the Telerate system (or if the Telerate system is (a) no longer available on August 13, 2002 or (b) in the opinion of the Reset Agent (after consultation with TXU Corp.) no longer an appropriate system from which to obtain such yield, such other nationally recognized quotation system as, in the opinion of the Reset Agent (after consultation with TXU Corp.), is appropriate). If such yield is not so displayed, the yield for the Two-Year Benchmark Treasury shall be, as calculated by the Reset Agent, the yield to maturity for the Two-Year Benchmark Treasury, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid yields, as of 10:30 A.M., New York City time, on August 13, 2002 of three leading United States government securities dealers selected by the Reset Agent after consultation with TXU Corp. (which may include the Reset Agent or an affiliate thereof).

PAYMENT AND PAYING AGENTS

      In the event that any payment date is not a business day, payment will be made on the next succeeding business day, and no interest or other payment will result from the delay, except that, if such business day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. With respect to payments, a business day is a day, other than a Saturday, Sunday or a day on which banking institutions and trust companies are generally authorized or required to remain closed in the place of payment. The place of payment for the Series E Notes is The City of New York. Subject to any applicable laws and regulations and the provisions of the indenture, each such payment will be made as described under -- "Book-Entry" below.

      Interest on each Series E Note on each interest payment date will be paid to the person in whose name such Series E Note is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom principal is paid. If there has been a default in the payment of interest on any Series E Note, the defaulted interest may be payable to the holder of that Series E Note as of the close of business on a date between 10 and 15 days prior to the date proposed by TXU Corp. for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that Series E Note may be listed, if the Trustee finds it workable (Indenture, Section 307).

      The principal of and premium, if any, and interest on, the Series E Notes at maturity will be payable upon presentation of the Series E Notes at the corporate trust office of The Bank of New York, in The City of New York, as paying agent for TXU Corp. TXU Corp. may change the place of payment on the Series E Notes, may appoint one or more additional Paying Agents (including TXU

Corp.) and may remove any paying agent, all at the discretion of TXU Corp. (Indenture, Section 602).

REDEMPTION

      If a Tax Event (defined below) shall occur and be continuing, TXU Corp. may, at its option, redeem the Series E Notes, in whole (but not in part) at any time at a Redemption Price equal to, for each Series E Note, the Redemption Amount plus accrued and unpaid interest thereon, to the date of redemption (Tax Event Redemption Date). If, following the occurrence of a Tax Event, TXU Corp. exercises its option to redeem the Series E Notes, such Redemption Price will be payable in cash to the holders of such Series E Notes.

      "Tax Event" means the receipt by TXU Corp. of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, change in, or announced proposed change in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation,
(b) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority or (c) any interpretation or pronouncement by any such legislative body, court, governmental agency or regulatory authority that provides for a position with respect to such laws or regulations that differs from the generally accepted position on July 22, 1998, the date the Series E Notes were issued, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after July 22, 1998, there is more than an insubstantial risk that interest payable by TXU Corp. on the Series E Notes would not be deductible, in whole or in part, by TXU Corp. for United States federal income tax purposes.

      "Redemption Amount" means for each Series E Note, the product of (i) the principal amount of such Series E Note and (ii) a fraction whose numerator is the Treasury Portfolio Purchase Price and whose denominator is the Applicable Principal Amount.

      "Treasury Portfolio Purchase Price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City (Primary Treasury Dealer) to the Quotation Agent on the third Business Day immediately preceding the Tax Event Redemption Date for the purchase of the Treasury Portfolio for settlement on the Tax Event Redemption Date.

      "Quotation Agent" means (i) Merrill Lynch or its respective successors, provided, however, that, if the foregoing shall cease to be a Primary Treasury Dealer, TXU Corp. shall substitute therefor another Primary Treasury Dealer, and
(ii) any other Primary Treasury Dealer selected by TXU Corp.

      "Treasury Portfolio" means, with respect to the Applicable Principal Amount of Series E Notes, a portfolio of zero-coupon U.S. Treasury Securities consisting of (i) principal or interest strips of U.S. Treasury Securities which mature on or prior to August 15, 2004 in an aggregate principal amount equal to the Applicable Principal Amount of the Series E Notes and (ii) with respect to each scheduled interest payment date on the Series E Notes that occurs after the Tax Event Redemption Date, interest or principal strips of U.S. Treasury Securities which mature on or prior to such date in an aggregate amount equal to the aggregate interest payment that would be due on the Applicable Principal Amount of the Series E Notes on such date.

      "Applicable Principal Amount" means the aggregate principal amount of the Series E Notes outstanding on such Tax Event Redemption Date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of Series E Notes to be repaid at its registered address. Unless TXU Corp. defaults in payment of the Redemption Price, interest shall cease to accrue on such Series E Notes on and after the redemption date.

      Other than in the event of a Tax Event, TXU Corp. will not have the ability to redeem the Series E Notes prior to their stated maturity date.

REGISTRATION AND TRANSFER

      The transfer of Series E Notes may be registered, and Series E Notes may be exchanged for other Series E Notes, of authorized denominations and with the same terms and principal amount, at the corporate trust office of The Bank of New York in The City of New York. TXU Corp. may change the place for registration of transfer and exchange of the Series E Notes and may designate one or more additional places for registration and exchange. No service charge will be made for any transfer or exchange of the Series E Notes. TXU Corp. may require payment to cover any tax or other governmental charge that may be imposed. TXU Corp. will not be required to execute or to provide for the registration of transfer of, or the exchange of, (a) any Series E Notes during the 15 days prior to giving any notice of redemption or (b) any Series E Notes selected for redemption (Indenture, Section 305).

DEFEASANCE

      TXU Corp. will be discharged from its obligations on the Series E Notes if it deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date of the Series E Notes.

LIMITATION ON LIENS

      The indenture provides that TXU Corp. will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Subsidiary, as defined below, now or hereafter owned by TXU Corp., to secure any Indebtedness, as defined below, without also concurrently securing the outstanding Series E Notes and all other Indebtedness entitled to be so secured, equally and ratably with the Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured.

      This restriction does not apply to, or prevent the creation or any extension, renewal or refunding of:

      (1) any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time it is acquired by TXU Corp. or within one year after that time to secure the purchase price for the capital stock;

      (2) any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time it is acquired by TXU Corp., whether or not the secured obligations are assumed by TXU Corp.; or

      (3) any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that either:

            (a) the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30 day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

            (b) the payment of each lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

            (c) so long as each lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

      For purposes of the restriction described in the preceding paragraph, "Indebtedness" means:

      (1) all indebtedness created or assumed by TXU Corp. for the repayment of money borrowed;

      (2) all indebtedness for money borrowed secured by a lien upon property owned by TXU Corp. and upon which indebtedness for money borrowed TXU Corp. customarily pays interest, although TXU Corp. has not assumed or become liable for the payment of the indebtedness for money borrowed; and

      (3) all indebtedness of others for money borrowed which is guaranteed as to payment of principal by TXU Corp. or in effect guaranteed by TXU Corp. through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of TXU Corp. in respect of indebtedness for money borrowed or other obligations incurred by others. (Indenture, Section 608)

      "Subsidiary" means an entity in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by TXU Corp. and/or by one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock or its equivalent ownership interest that ordinarily has voting power for the election of directors or their equivalent, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

      Notwithstanding the foregoing, TXU Corp. may, without securing the Series E Notes, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any Subsidiary now or hereafter owned by TXU Corp. to secure any Indebtedness, which would otherwise be subject to the foregoing restriction, in an aggregate amount which, together with all other such Indebtedness, does not exceed 5% of Consolidated Capitalization. For this purpose, "Consolidated Capitalization" means the sum of:

      (1)   Consolidated Shareholders' Equity;

      (2) Consolidated Indebtedness for money borrowed, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

      (3) any preference or preferred stock of TXU Corp. or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

      The term "Consolidated Shareholders' Equity" as used above means the total Assets of TXU Corp. and its Consolidated Subsidiaries less all liabilities of TXU Corp. and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities, including without limitation:

      (1) indebtedness secured by property of TXU Corp. or any of its Consolidated Subsidiaries whether or not TXU Corp. or the Consolidated Subsidiary is liable for the payment of the indebtedness unless, in the case that TXU Corp. or the Consolidated Subsidiary is not so liable, the property has not been included among the Assets of TXU Corp. or the Consolidated Subsidiary on the balance sheet;

      (2)   deferred liabilities; and

      (3) indebtedness of TXU Corp. or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of TXU Corp. or such Consolidated Subsidiary.

      As used in this definition, "liabilities" includes preference or preferred stock of TXU Corp. or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

      The term "Consolidated Subsidiary", as used above, means at any date any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of TXU Corp. in its consolidated financial statements as of that date.

      The "Assets" of any person means the whole or any part of its business, property, assets, cash and receivables.

      The term "Consolidated Indebtedness" means total indebtedness as shown on the consolidated balance sheet of TXU Corp. and its Consolidated Subsidiaries.

      As of March 31, 2002, the Consolidated Capitalization of TXU Corp. was approximately $23.4 billion.

ASSIGNMENT OF OBLIGATIONS

      TXU Corp. may not assign its obligations with respect to the Series E Notes to a subsidiary.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

      Under the terms of the indenture, TXU Corp. may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

      o The surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes TXU Corp.'s obligations on all Debt Securities and under the indenture;

      o Immediately after giving effect to the transaction, no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

      o TXU Corp. shall have delivered to the Trustee an officer's certificate and an opinion of counsel as provided in the indenture. (Indenture, Section 1101)

      The terms of the indenture do not restrict TXU Corp. in a merger in which TXU Corp. is the surviving entity.

EVENTS OF DEFAULT

      "Event of Default" when used in the indenture with respect to the Series E Notes means any of the following:

      o Failure to pay interest on any Series E Note for 30 days after it is due;

      o Failure to pay the principal of or any premium on any Series E Note when due;

      o Failure to perform any other covenant in the indenture, other than a covenant that does not relate to the Series E Notes, which failure continues for 90 days after TXU Corp. receives written notice from the Trustee, or TXU Corp. and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the Series E Notes; or

      o Events in bankruptcy, insolvency or reorganization of TXU Corp. specified in the indenture. (Indenture, Section 801)

      An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for the Series E Notes or any other series of Debt Securities issued under the indenture. The Trustee may withhold notice to the holders of Debt Securities of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

      In order for the Trustee to be charged with knowledge of any default or Event of Default either:

      o an officer of the trust administration division of the Trustee must have actual knowledge that the default or Event of Default exists and that it constitutes a default or Event of Default under the indenture; or

      o TXU Corp. or a holder of the Series E Notes must have given written notice of the default or Event of Default to the Trustee in the manner required by the indenture.

REMEDIES

      If an Event of Default for the Series E Notes occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of all the Series E Notes may declare the entire principal amount of all the Series E Notes, together with accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding Debt Securities under the indenture or events in bankruptcy, insolvency or reorganization specified in the indenture, only the Trustee or holders of at least 33% in aggregate principal amount of all outstanding Debt Securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

      At any time after a declaration of acceleration with respect to the Series E Notes has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

      o TXU Corp. has paid or deposited with the Trustee a sum sufficient to pay:

            (1)   all overdue interest on all Series E Notes;

            (2) the principal of and premium, if any, on any Series E Notes which have otherwise become due and interest that is currently due;

            (3)   interest on overdue interest; and

            (4)   all amounts due to the Trustee under the indenture; and

      o Any other Event of Default with respect to the Series E Notes has been cured or waived as provided in the indenture. (Indenture, Section 802)

      There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of TXU Corp.

      Other than its duties in case of an Event of Default, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of the Series E Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the Event of Default relates to more than one series of Debt Securities, only the holders of a majority in aggregate principal amount of all affected series of Debt Securities will have the right to give this direction. The Trustee is not obligated to comply with directions that conflict with law or other provisions of the indenture. (Indenture, Section 904)

      No holder of Series E Notes will have any right to institute any proceeding under the indenture, or any other remedy under the indenture, unless:

      o The holder has previously given to the Trustee written notice of a continuing Event of Default;

      o The holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an Event of Default shall have occurred and be continuing have made a written request to the Trustee to institute proceedings, and have offered reasonable indemnity to the Trustee to institute proceedings; and

      o The Trustee has failed to institute any proceeding for 60 days after notice. (Indenture, Section 807)

However, these limitations do not apply to a suit by a holder of Series E Notes for payment of the principal, premium, if any, or interest on those Series E Notes on or after the applicable due date.

      TXU Corp. will provide to the Trustee an annual statement by an appropriate officer as to TXU Corp.'s compliance with all conditions and covenants under the indenture.

MODIFICATION AND WAIVER

      Without the consent of any holder of Debt Securities issued under the indenture, TXU Corp. and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

      o To evidence the assumption by any permitted successor to the covenants of TXU Corp. in the indenture and in the Debt Securities;

      o To add additional covenants of TXU Corp. or to surrender any right or power of TXU Corp. under the indenture;

      o     To add additional Events of Default;

      o To change or eliminate or add any provision to the indenture; provided, however, if the change will adversely affect the interests of the holders of Debt Securities of any series in any material respect, the change, elimination or addition will become effective only:

            (1) when the consent of the holders of Debt Securities of such series has been obtained in accordance with the indenture; or

            (2) when no Debt Securities of the affected series remain outstanding under the indenture;

      o To provide collateral security for all but not part of the Debt Securities;

      o To establish the form or terms of Debt Securities of any other series as permitted by the indenture;

      o To provide for the authentication and delivery of bearer securities and coupons appertaining thereto;

      o To evidence and provide for the acceptance of appointment of a successor trustee;

      o To provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

      o To change any place where principal, premium, if any, and interest shall be payable, Debt Securities may be surrendered for registration of transfer or exchange and notices to TXU Corp. may be served; or

      o To cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the indenture; provided that the action does not adversely affect the interests of the holders of Debt Securities of any series in any material respect. (Indenture, Section 1201)

      The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding may waive compliance by TXU Corp. with some restrictive provisions of the indenture (Indenture, Section 607). The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of the series affected (Indenture, Section 813).

      If the Trust Indenture Act is amended after the date of the indenture in such a way as to require changes to the indenture, the indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. TXU Corp. and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment (Indenture, Section 1201).

      Except as otherwise specified below, the consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series then outstanding is required for all other modifications to the indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

      o Change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security, without the consent of the holder;

      o Reduce the percentage in principal amount of the outstanding Debt Securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

      o Modify some of the provisions of the indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series, without the consent of the holder of each outstanding Debt Security affected thereby.

      A supplemental indenture which changes the indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under the indenture of the holders of the Debt Securities of any other series (Indenture, Section 1202).

      The indenture provides that Debt Securities owned by TXU Corp. or anyone else required to make payment on the Debt Securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent (Indenture, Section 101).

      TXU Corp. may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other act of the holders, but TXU Corp. shall have no obligation to do so. If TXU Corp. fixes a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding Debt Securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding Debt Securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange of that Debt Security. A transferee will also be bound by acts of the Trustee or TXU Corp. in reliance thereon, whether or not notation of that action is made upon the Debt Security (Indenture, Section 104).

RESIGNATION OF A TRUSTEE

      A Trustee may resign at any time by giving written notice to TXU Corp. or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and TXU Corp. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a Trustee appointed by act of the holders, if TXU Corp. has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the indenture (Indenture, Section 910).

NOTICES

      Notices to holders of Series E Notes will be given by mail to the addresses of such holders as they may appear in the security register therefor. (Indenture, Section 106)

TITLE

      TXU Corp., the Trustee, and any agent of TXU Corp. or the Trustee, may treat the person in whose name Series E Notes are registered as the absolute owner thereof, whether or not the Series E Notes may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308)

GOVERNING LAW

      The indenture and the Series E Notes will be governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section
112)

REGARDING THE TRUSTEE

      The Trustee will be The Bank of New York. In addition to acting as Trustee, The Bank of New York acts, and may act, as trustee under various indentures and trusts of TXU Corp. and its affiliates.

BOOK-ENTRY

      The Series E Notes will trade through The Depository Trust Company ("DTC"). The Series E Notes will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee.

      DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the Securities and Exchange Commission.

      Purchases of the Series E Notes within the DTC system must be made through participants, which will receive a credit for the Series E Notes on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Series E Notes. Beneficial owners will not receive certificates for their Series E Notes, except if use of the book-entry system for the Series E Notes is discontinued.

      To facilitate subsequent transfers, all Series E Notes deposited by participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the Series E Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series E Notes. DTC's records reflect only the identity of the participants to whose accounts such Series E Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them.

      Redemption notices will be sent to Cede & Co.

      Neither DTC nor Cede & Co. will itself consent or vote with respect to Series E Notes. Under its usual procedures, DTC would mail an omnibus proxy to TXU Corp. as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Series E Notes are credited on the record date. TXU Corp. believes that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Series E Notes.

      Payments of redemption proceeds, principal of, and interest on the Series E Notes will be made to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the Trustee or TXU Corp. Payment of redemption proceeds, principal and interest to DTC is the responsibility of TXU Corp. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

      Except as provided in this pricing supplement, a beneficial owner will not be entitled to receive physical delivery of the Series E Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Series E Notes.

      DTC may discontinue providing its services as securities depository with respect to the Series E Notes at any time by giving reasonable notice to TXU Corp. In the event no successor securities depository is obtained, certificates for the Series E Notes will be printed and delivered. If TXU Corp. decides to discontinue use of the DTC system of book-entry transfers, certificates for the Series E Notes will be printed and delivered.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that TXU Corp. believes to be reliable, but TXU Corp. does not take responsibility for the accuracy of this information.


                              PLAN OF DISTRIBUTION

      The remarketing is being made under the terms and subject to the conditions contained in a remarketing agreement and subject to the terms of a supplemental remarketing agreement. These agreements require Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the remarketing agent, to use its reasonable efforts to sell the Series E Notes at a price of approximately 100.5% of their aggregate principal amount. Due to market conditions and other factors, Merrill Lynch may be unable to sell the Series E Notes at a price of approximately 100.5% of their aggregate principal amount. In that event, Merrill Lynch may sell the Series E Notes at a price of not less than 100% of their aggregate principal amount. If, despite using its reasonable efforts, Merrill Lynch cannot sell the Series E Notes at a price not less than 100% of the aggregate principal amount, then Merrill Lynch will not be required to take or pay for any of the Series E Notes and the remarketing will fail. If the remarketing fails, then holders of separate Series E Notes will have the right to put their Series E Notes directly to TXU Corp. as of September 1, 2002, upon at least three business days' prior notice.

      Pursuant to the remarketing agreement and the supplemental remarketing agreement dated August , 2002, Merrill Lynch is allowed to retain a placement fee from any proceeds received in connection with this remarketing in excess of the aggregate principal amount of the Series E Notes. The placement fee will not exceed 25 basis points (.25%) of the aggregate principal amount of the Series E Notes being remarketed. Neither TXU Corp. nor the holders of Series E Notes participating in this remarketing will otherwise be responsible for any placement fee in connection with this remarketing.

      TXU Corp. has been advised by the remarketing agent that the remarketing agent proposes initially to remarket the Series E Notes to investors at the price to the public set forth on the cover page of this pricing supplement. After the initial remarketing, the offering price may be changed.

      In order to facilitate the remarketing of the Series E Notes, Merrill Lynch may engage in transactions that stabilize, maintain or otherwise affect the price of the Series E Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series E Notes. In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of these purchases. Neither TXU Corp. nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series E Notes. In addition, neither TXU Corp. nor Merrill Lynch makes any representation that Merrill Lynch will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      TXU Corp. has agreed to indemnify the remarketing agent against or to contribute to payments that the remarketing agent may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

      Merrill Lynch has in the past provided, and may in the future provide, investment banking and underwriter services to TXU Corp. and its affiliates and has served, and may in the future serve, as a lender under credit facilities for TXU Corp. and its affiliates for which it has received, or will receive, customary compensation.

                                     EXPERTS

      The consolidated financial statements of TXU Corp. and subsidiaries included in the Annual Report of TXU Corp. on Form 10-K for the fiscal year ended December 31, 2001 (Annual Report), and incorporated in this pricing supplement and the accompanying prospectus supplement and prospectus by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in the Annual Report. The consolidated financial statements of TXU Corp. and its subsidiaries have been incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited condensed consolidated interim financial information of TXU Corp. included in TXU Corp.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, that is incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus (March Quarterly Report), Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for a review of such information. As stated in their report included in the March Quarterly Report, which is incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus, Deloitte & Touche LLP has not audited and does not express an opinion on that interim financial information. Accordingly, the degree of reliance on the report on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any of their reports on the unaudited condensed consolidated interim financial information because those reports are not "reports" or a "part" of the registration statement filed under the Securities Act relating to, among others, the securities offered hereby, prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                    LEGALITY

      The validity of the Series E Notes will be passed upon for TXU Corp. by Hunton & Williams, Dallas, Texas, and by Thelen Reid & Priest LLP, New York, New York, and for the remarketing agent by Pillsbury Winthrop LLP, New York, New York. However, all matters of Texas law will be passed upon only by Hunton & Williams, Dallas, Texas.

                               $

                                    TXU CORP.

                         SERIES E SENIOR NOTES DUE 2004



                         -------------------------------

                               PRICING SUPPLEMENT

                         -------------------------------



                               MERRILL LYNCH & CO.


                                 AUGUST __, 2002


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